UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

COCA-COLA CONSOLIDATED, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

191098102

(CUSIP Number)

J. Frank Harrison, III

c/o Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(704) 557-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

E. Beauregarde Fisher III, Esq.

c/o Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(704) 557-4400

October 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191098102	13D/A	Page 2 of 13 Pages

1	Name of Reporting Person J. Frank Harrison, III
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,231,940
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,231,940
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231,940
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 23.8% (1)
14	Type of Reporting Person (See Instructions) IN

(1)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 86.2% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D/A	Page 3 of 13 Pages

1	Name of Reporting Person J. Frank Harrison Family, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,605,534
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,605,534

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,534
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 17.1% (2)
14	Type of Reporting Person (See Instructions) OO, HC

(2)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 62.0% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D/A	Page 4 of 13 Pages

1	Name of Reporting Person JFH Family Limited Partnership—FH1
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 535,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 535,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 535,178
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14	Type of Reporting Person (See Instructions) PN

(3)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 20.7% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D/A	Page 5 of 13 Pages

1	Name of Reporting Person JFH Family Limited Partnership—SW1
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 535,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 535,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 535,178
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.7% (4)
14	Type of Reporting Person (See Instructions) PN

(4)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 20.7% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D/A	Page 6 of 13 Pages

1	Name of Reporting Person JFH Family Limited Partnership—DH1
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 535,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 535,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 535,178
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.7% (5)
14	Type of Reporting Person (See Instructions) PN

(5)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 20.7% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D/A	Page 7 of 13 Pages

1	Name of Reporting Person JFH3 Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 390,620
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 390,620

11	Aggregate Amount Beneficially Owned by Each Reporting Person 390,620
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 4.2% (6)
14	Type of Reporting Person (See Instructions) OO

(6)

The Common Stock of Coca-Cola Consolidated, Inc. is entitled to one vote per share and the Class B Common Stock of Coca-Cola Consolidated, Inc. is entitled to 20 votes per share. The shares reported in row (11) represent 15.1% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

EXPLANATORY NOTE: This Amendment No. 13 amends and supplements the Schedule 13D originally filed jointly by J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson with the United States Securities and Exchange Commission on February 6, 1989, as amended by Amendment Nos. 1 through 12 thereto (as amended, this “Schedule 13D”). This Amendment No. 13 is being filed to add the JFH3 Holdings LLC as a reporting person.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $1.00 per share (“Common Stock”), of Coca-Cola Consolidated, Inc., a Delaware corporation (“Consolidated”). Consolidated’s principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of: J. Frank Harrison, III; the J. Frank Harrison Family, LLC; the JFH Family Limited Partnership—FH1; the JFH Family Limited Partnership—SW1; the JFH Family Limited Partnership—DH1 (formerly known as the JFH Family Limited Partnership—DC-1); and the JFH3 Holdings LLC (collectively, the “Reporting Persons”).

The J. Frank Harrison Family, LLC is the general partner of each of the JFH Family Limited Partnership—FH1, the JFH Family Limited Partnership—SW1 and the JFH Family Limited Partnership—DH1 (collectively, the “Harrison Family Limited Partnerships”). J. Frank Harrison, III is the “Consolidated Stock Manager” and the “Chief Manager” under the operating agreement for the J. Frank Harrison Family, LLC. J. Frank Harrison, III is the sole “Manager” under the operating agreement for the JFH3 Holdings LLC.

A.	J. Frank Harrison, III

(a)	J. Frank Harrison, III

(b)	Mr. Harrison, III’s principal business address is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

(c)

Mr. Harrison, III’s present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. Consolidated distributes, markets and manufactures nonalcoholic beverages in territories spanning 14 states and the District of Columbia.

(d)	During the last five years, Mr. Harrison, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Harrison, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Harrison, III is a citizen of the United States.

Page 8 of 13 Pages

B.	J. Frank Harrison Family, LLC

The J. Frank Harrison Family, LLC (the “Harrison Family LLC”) is a Delaware limited liability company that serves as the general partner of each of the Harrison Family Limited Partnerships. The address of the Harrison Family LLC’s principal office is c/o David Smith, LBMC, 605 Chestnut Street, Suite 1100, Chattanooga, Tennessee 37450. During the last five years, the Harrison Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Harrison Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C.	JFH Family Limited Partnership—FH1

The JFH Family Limited Partnership—FH1 (the “FH1 Partnership”) is a Delaware limited partnership. The general partner of the FH1 Partnership is the Harrison Family LLC. The address of the FH1 Partnership’s principal office is c/o David Smith, LBMC, 605 Chestnut Street, Suite 1100, Chattanooga, Tennessee 37450. During the last five years, the FH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the FH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D.	JFH Family Limited Partnership—SW1

The JFH Family Limited Partnership—SW1 (the “SW1 Partnership”) is a Delaware limited partnership. The general partner of the SW1 Partnership is the Harrison Family LLC. The address of the SW1 Partnership’s principal office is c/o David Smith, LBMC, 605 Chestnut Street, Suite 1100, Chattanooga, Tennessee 37450. During the last five years, the SW1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the SW1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.	JFH Family Limited Partnership—DH1

The JFH Family Limited Partnership—DH1 (the “DH1 Partnership”) is a Delaware limited partnership. The general partner of the DH1 Partnership is the Harrison Family LLC. The address of the DH1 Partnership’s principal office is c/o David Smith, LBMC, 605 Chestnut Street, Suite 1100, Chattanooga, Tennessee 37450. During the last five years, the DH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the DH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 9 of 13 Pages

F.	JFH3 Holdings LLC

The JFH3 Holdings LLC (the “Holdings LLC”) is a North Carolina limited liability company engaged in the management of investment assets. The address of the Holdings LLC’s principal office is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. During the last five years, the Holdings LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Holdings LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their shares of Common Stock for investment purposes and, in the case of J. Frank Harrison, III, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

•	any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

•	any material change in the present capitalization or dividend policy of Consolidated;

•	any other material change in Consolidated’s business or corporate structure;

•	changes in Consolidated’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

•

causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Page 10 of 13 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) & (b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 2,231,940 shares, or 23.8% of Consolidated Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share-for-share basis) beneficially owned by the Reporting Persons was converted to Common Stock. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated’s stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 86.2% of the total voting power of the outstanding shares of Consolidated Common Stock and Class B Common Stock. Percentage amounts are calculated based upon 7,141,447 shares of Common Stock and 2,232,242 shares of Class B Common Stock outstanding on October 20, 2021. The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)

1,605,534 shares of Class B Common Stock are held by the Harrison Family Limited Partnerships (with 535,178 shares held by each Harrison Family Limited Partnership), as to which J. Frank Harrison, III possesses sole voting and investment power pursuant to the terms of the operating agreement for the Harrison Family LLC (which is the general partner of each such limited partnership);

(ii)

235,786 shares of Class B Common Stock are held by three trusts established for the benefit of certain relatives of the late J. Frank Harrison, Jr., as to which Mr. Harrison, III possesses sole voting and investment power; and

(iii)

390,620 shares of Class B Common Stock are held by the Holdings LLC, as to which Mr. Harrison, III possesses sole voting and investment power pursuant to the terms of the operating agreement for the Holdings LLC.

(c) Recent Transactions.

None.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

The three trusts established for the benefit of certain relatives of the late J. Frank Harrison, Jr. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 235,786 shares of Class B Common Stock described in clause (ii) of Item 5(a) & (b) above.

(e) Ownership of Five Percent or Less of Class.

Not Applicable.

Page 11 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 19, 2009, Consolidated entered into an amended and restated stock rights and restrictions agreement (the “Amended and Restated Stock Rights and Restrictions Agreement”) with The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc. and J. Frank Harrison, III. In connection with entering into the Amended and Restated Stock Rights and Restrictions Agreement, The Coca-Cola Company converted all of its 497,670 shares of Consolidated Class B Common Stock into an equivalent number of shares of Consolidated Common Stock. The material terms of the Amended and Restated Stock Rights and Restrictions Agreement include the following:

•

so long as no person or group controls more of Consolidated’s voting power than is collectively controlled by J. Frank Harrison, III, the trustees under the will of the late J. Frank Harrison, Jr. and any trust that holds shares of Consolidated stock for the benefit of the descendants of the late J. Frank Harrison, Jr. (collectively, the “Harrison Family”), The Coca-Cola Company may not purchase or acquire additional shares of Consolidated stock without Consolidated’s consent;

•

so long as no person or group controls more of Consolidated’s voting power than is collectively controlled by the Harrison Family, Consolidated has a right of first refusal with respect to any proposed disposition by The Coca-Cola Company of shares of Consolidated stock other than transfers to a wholly owned subsidiary of The Coca-Cola Company;

•	The Coca-Cola Company has certain registration rights with respect to shares of Consolidated stock owned by it; and

•

as long as The Coca-Cola Company holds the number of shares of Consolidated stock that it currently owns, it has the right to have its designee proposed by Consolidated for nomination to its Board of Directors, and Mr. Harrison, III and the trustees of certain trusts established for the benefit of members of the Harrison Family have agreed to vote shares of Consolidated stock which they control in favor of such designee.

The Amended and Restated Stock Rights and Restrictions Agreement also provides The Coca-Cola Company the option to exchange its 497,670 shares of Consolidated Common Stock for an equivalent number of shares of Consolidated Class B Common Stock in the event any person or group acquires control of more of Consolidated’s voting power than is collectively controlled by the Harrison Family.

On February 19, 2009, in connection with entering into the Amended and Restated Stock Rights and Restrictions Agreement, The Coca-Cola Company, J. Frank Harrison, III and the other parties thereto entered into a termination of irrevocable proxy and voting agreement, pursuant to which the parties terminated the irrevocable proxy granted to Mr. Harrison, III by The Coca-Cola Company and the voting agreement, dated January 27, 1989, between The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson, as co-trustee of the three trusts established for the benefit of certain members of the Harrison Family.

As the general partner of each of the Harrison Family Limited Partnerships, the Harrison Family LLC holds voting and investment power with respect to all of the shares of Consolidated stock held by each of the Harrison Family Limited Partnerships. Pursuant to the terms of the operating agreement for the Harrison Family LLC, J. Frank Harrison, III, as the Consolidated Stock Manager, has sole voting and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting or investment power (either directly or in its capacity as the general partner of the Harrison Family Limited Partnerships).

Page 12 of 13 Pages

The terms of the trusts described in clause (ii) of Item 5(a) & (b) above provide that any shares of Consolidated stock held by the trusts will be voted by Mr. Harrison, III, that no shares of Consolidated stock held by the trusts may be sold without the written consent of Mr. Harrison, III and that any shares of Consolidated stock held by the trusts will be sold upon the instructions of Mr. Harrison, III. Pursuant to the terms of such trusts and the terms of the operating agreement for the Harrison Family LLC, Mr. Harrison, III will vote shares held or controlled by such entities for the election of either Sue Anne H. Wells or Deborah H. Everhart to serve as a member of Consolidated’s Board of Directors if either of them agrees to serve. Ms. Wells and Ms. Everhart are sisters of Mr. Harrison, III.

The trusts described in clause (ii) of Item 5(a) & (b) above have the right to acquire 292,386 shares of Class B Common Stock from Consolidated in exchange for an equivalent number of shares of Common Stock. In the event of such an exchange, Mr. Harrison, III would have sole voting and investment power over the shares of Class B Common Stock acquired. The trusts do not own any shares of Common Stock with which to make the exchange, and any purchase of Common Stock would require approval by the trustees of the trusts.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description	Incorporated by Reference or Filed/Furnished Herewith

99.1	Amended and Restated Stock Rights and Restrictions Agreement, dated February 19, 2009, by and among Consolidated, The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc. and J. Frank Harrison, III.	Exhibit 10.1 to Consolidated’s Current Report on Form 8-K filed on February 19, 2009 (File No. 0-9286).

99.2	Termination of Irrevocable Proxy and Voting Agreement, dated February 19, 2009, by and among The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., J. Frank Harrison, III and Reid M. Henson, as trustee.	Exhibit 10.2 to Consolidated’s Current Report on Form 8-K filed on February 19, 2009 (File No. 0-9286).

99.3	Certificate Evidencing Right to Exchange Common Stock for Class B Common Stock of Consolidated.	Exhibit 99.3 to Amendment No. 11 to Schedule 13D filed on March 19, 2010.

99.4	Joint Filing Agreement.	Filed herewith.

Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 26, 2021.

/s/ J. Frank Harrison, III
J. Frank Harrison, III

J. FRANK HARRISON FAMILY, LLC

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP—FH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP—SW1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP—DH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH3 HOLDINGS LLC

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Sole Manager